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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 13E-4/A

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1)OF THE SECURITIES EXCHANGE ACT OF 1934)

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                                 Amendment No. 1
                  SAP Aktiengesellschaft Systeme, Anwendungen,
                                 Produkte in der
                                Datenverarbeitung
                                (NAME OF ISSUER)

                                 NOT APPLICABLE
                      (NAME OF PERSON(S) FILING STATEMENT)

                           AMERICAN DEPOSITARY SHARES
                         (TITLE OF CLASS OF SECURITIES)

                                    803054204
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                  Michael Junge
                            Head of Legal Department
                                     SAP AG
                                Neurottstrasse 16
                                 69190 Walldorf
                           Federal Republic of Germany
                               011-49-6227-7-47474
         (Name, Address and Telephone Number of Person(s) Authorized to
  Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                  June 25, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                                   Copies to:
                                Peter Y. Solmssen
                           Morgan, Lewis & Bockius LLP
                              2000 One Logan Square
                             Philadelphia, PA 19103
                                 (215) 963-5000

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This Amendment No. 1 to the Schedule 13E-4 Issuer Tender Offer
Statement (the "Schedule 13E-4"), filed on June 25, 1998 by SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, a company organized under the laws of the Federal Republic of Germany (the "Company"), with respect to the exchange offer (the "Exchange Offer") whereby the Company offered to exchange four American Depositary Shares (the "ADSs"), each representing one twelfth of one non-voting preference share, without nominal value (a "Preference Share"), of the Company, for each outstanding Rule 144A ADS, each representing one third of one Preference Share, sets forth further information in accordance with General Instruction D to the Schedule 13E-4:

Item 1. Security and Issuer.

The Company accepted for exchange an aggregate amount of 686,655 Rule 144A ADSs validly tendered pursuant to the Exchange Offer. Accordingly, the Company requested that 2,746,620 ADSs be issued in accordance with the terms of the Exchange Offer. An aggregate amount of 66,023 Rule 144A ADSs were not tendered and remained outstanding as of 5:00 PM, New York City time, on July 27, 1998.

As of August 3, 1998, the ADSs were listed on the New York Stock Exchange, which may be considered the principal market for such securities.

Item 4. Interest in Securities of the Issuer.

The Company is not currently aware of any specific transaction during the 40 business days preceding June 25, 1998 in the Rule 144A ADSs, Preference Shares or ADSs effected by any of its directors or executive officers, or by any of the directors or executive officers of its subsidiaries. However, it is possible that the Company's directors or executive officers, or the directors or executive officers of its subsidiaries, did effect transactions in the Rule 144A ADSs, Preference Shares or ADSs during the 40 business days preceding June 25, 1998.

Item 8. Additional Information.

The Company extended the Exchange Offer from 12:00 midnight, New York City time, on July 23, 1998 until 5:00 PM, New York City time, on July 27, 1998.


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                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                        SAP Aktiengesellschaft Systeme,
                                        Anwendungen, Produkte in der
                                        Datenverarbeitung


                                        By /s/ Dr.Claus Heinrich
                                           Name:  Dr. Claus Heinrich
                                           Title: Member of the Executive Board

Dated:  August 10, 1998


                                        By /s/ Michael Junge
                                           Name:  Michael Junge
                                           Title: Head of Legal Department


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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER
------
9(a)(1)                 Prospectus dated June 24, 1998.*
9(a)(2)                 Form of Letter of Transmittal.*

9(c)(1)                 Form of Exchange Agent Agreement.*
9(e)(1)                 Form 20-F appearing in the Prospectus (filed as part of
                        Exhibit 9(a)(1) hereto).*

* Previously Filed


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